EXHIBIT 11

COMPUTATION OF LOSS PER COMMON SHARE

	Year Ended December 31,
	2006	2005 (restated)	2004 (restated)
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(10,230,000)	$(7,522,000)	$(4,148,000)
Weighted average number of shares outstanding	7,957,428	8,045,604	8,462,950
Net effect of dilutive stock options based on treasury stock method	—	—	—
Total average shares	7,957,428	8,045,604	8,462,950
Fully diluted net loss per share	$(1.28)	$(0.93)	$(0.49)